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Exhibit 7(b)

YEARLY RENEWABLE TERM REINSURANCE AGREEMENT

        THIS YEARLY RENEWABLE TERM REINSURANCE AGREEMENT ("Agreement") is made and entered into on                        , 200    , by and between Protective Life Insurance Company ("Ceding Company") and                        ("Reinsurer"), together referred to as the "Parties."

Recitals

        A.    Ceding Company desires to cede to Reinsurer a portion of Ceding Company's liability arising under certain life insurance business, and Reinsurer is willing to accept such liability from Ceding Company.

        B.    The Parties desire to set forth their rights and obligations in relation to the transfer of liability by Ceding Company to Reinsurer.

Agreement

        NOW, THEREFORE, in consideration of the mutual benefits to be received by the Parties and the mutual covenants and agreements contained herein, the Parties agree that the recitals set forth above are adopted and made part of this Agreement and further agree as follows:

Article I
Definitions

        A.    "Insurance Policy" means (i) each individual life insurance policy, certificate and accompanying addenda described in Exhibit A that is issued by Ceding Company on or after                        , 200    (including any such policy or certificate that is backdated up to six months prior to such date in order to save age); and (ii) any other coverage reinsured by Reinsurer on a facultative basis under Section 2.2. In addition, Insurance Policy is deemed to include any conditional or temporary life receipt.

        B.    "Net Amount at Risk" means, for each Insurance Policy reinsured under the Agreement, the difference between the death benefit and the cash value of the Insurance Policy.

        C.    "Retention Limit" means the amount of an Insurance Policy's benefits that Ceding Company will not cede to Reinsurer. For each Insurance Policy reinsured on an automatic basis, the Retention Limit is specified in Exhibit A. For each Insurance Policy reinsured on a facultative basis, the Retention Limit will be determined by mutual agreement of the Parties.

Article II
Reinsurance of Insurance Policies

        Section 2.1    Automatic Reinsurance.    Ceding Company will cede to Reinsurer and Reinsurer will reinsure, on an automatic basis, each Insurance Policy that satisfies the following conditions (unless the Ceding Company, in its sole discretion, applies for facultative reinsurance on the Insurance Policy under Section 2.2):

  (a)
  On the application date, the insured must be a citizen or a permanent resident of the United States, its territories, commonwealths or possessions, or of Canada. For purposes of this Agreement, a foreign national living in the United States and holding a permanent visa qualifies as a permanent resident of the United States;

  (b)
  Ceding Company must underwrite and issue the Insurance Policy in accordance with its standard underwriting practices and guidelines;

  (c)
  The maximum amount of insurance to be reinsured on a life between Reinsurer and Ceding Company must not exceed the automatic binding limits as stated on Exhibit A;

  (d)
  The maximum amount of insurance issued and applied for on a life in all companies (to the best of Ceding Company's knowledge) must not exceed the jumbo limit as stated on Exhibit A; and

  (e)
  Ceding Company must not have submitted an application to Reinsurer or any other company for facultative reinsurance of the Insurance Policy.

        Section 2.2    Facultative Reinsurance.    (a) Ceding Company may apply for facultative reinsurance from Reinsurer in connection with (i) any Insurance Policy that does not satisfy the conditions for automatic reinsurance set forth in Section 2.1, (ii) any Insurance Policy that satisfies the conditions for automatic reinsurance set forth in Section 2.1 but that Ceding Company would prefer to cede on a facultative basis, or (iii) any coverage that is not an Insurance Policy.

        (b)  Ceding Company shall apply for facultative reinsurance in the manner set forth in Exhibit B. Copies of all information that Ceding Company has pertaining to the insurability of the proposed insured shall accompany the application, along with written summaries of any such information that cannot be copied.

        (c)  Upon receipt of an application, Reinsurer shall, within 2 business days, examine the underwriting information and provide Ceding Company with:

  (i)
  an offer to reinsure the Insurance Policy or other coverage as applied for;

  (ii)
  an offer to reinsure the Insurance Policy or other coverage on terms other than as applied for;

  (iii)
  an offer to reinsure the Insurance Policy or other coverage subject to the satisfaction of additional underwriting requirements;

  (iv)
  a request for additional underwriting information; or

  (v)
  notice of its unwillingness to reinsure the Insurance Policy or other coverage.

        (d)  To accept an offer to reinsure made by Reinsurer, Ceding Company must satisfy any conditions stated in the offer to reinsure and follow the procedure for acceptance as specified in Exhibit B.

        (e)  The terms of an offer to reinsure shall supersede the terms of this Agreement to the extent of any conflict between the two. Otherwise, reinsurance of an Insurance Policy ceded on a facultative basis shall be in accordance with the terms of this Agreement.

        Section 2.3    Minimum Cession Amount.    The initial minimum amount of life reinsurance on an Insurance Policy must be at least equal to the minimum cession amount stated on Exhibit A. If the subsequent amount of life reinsurance on an Insurance Policy falls below the minimum cession amount stated on Exhibit A, then as of that date all of the life reinsurance on the Insurance Policy must terminate.

        Section 2.4    Scope and Timing of Reinsurer's Liability.    (a) Except as set forth in Section 3.2, the reinsurance provided under this Agreement shall cover only the Reinsurer's share of Ceding Company's contractual liability under the Insurance Policies and any interest payable with respect to such liability. The liability of Reinsurer shall follow and be identical to the liability of Ceding Company in all respects, whether Ceding Company's liability is fixed by settlement, judgment, arbitration, or otherwise.

        (b)  Reinsurer's liability for each Insurance Policy reinsured under this Agreement will begin at the same time as Ceding Company's liability. Reinsurer shall remain liable as reinsurer on all liability reinsured under this Agreement until such time as Ceding Company's liability under the Insurance Policies has ended.

        Section 2.5    Reinsurance Premium Rates and Allowances.    As consideration for the reinsurance provided and the business ceded under this Agreement, Ceding Company will pay Reinsurer the reinsurance premium rates set forth in Exhibit C (which will be applied to the Net Amount at Risk, exclusive of the Retention Limit), and Reinsurer will pay Ceding Company the reinsurance allowances set forth in Exhibit D. Reinsurer shall have no right to increase the reinsurance premium rates or decrease the reinsurance allowances, except as mutually agreed to by the Parties.

        Section 2.6    Retention.    (a) Ceding Company may, at its option, increase the Retention Limit shown on Exhibit A on a prospective basis by providing written notice to the Reinsurer. The increased Retention Limit will apply to all Insurance Policies issued after the date of the notice.

        (b)  If the Ceding Company increases the Retention Limit on a prospective basis, then it may also make the same change for the existing Insurance Policies and recapture the reinsurance attributable to the additional amount to be retained. Ceding Company may exercise its rights with respect to the existing Insurance Policies by providing Reinsurer 90 days' written notice, subject to the following requirements:

  (i)
  An Insurance Policy is not eligible for recapture under this section until it has been reinsured for the minimum number of years shown in Exhibit A. The effective date of the recapture shall be the later of the first policy anniversary following the expiration of the 90-day notice period and the policy anniversary date when the required minimum of years is attained.

  (ii)
  If more than one Insurance Policy per life is eligible for recapture, then all the eligible Insurance Policies must be recaptured up to the amount of the Ceding Company's newly increased Retention Limit.

  (iii)
  If any Insurance Policy eligible for recapture is also eligible for recapture from other reinsurers, the reduction in Reinsurer's reinsurance on that Insurance Policy shall be in proportion to the total amount of reinsurance on the life with all reinsurers.

  (iv)
  Upon recapture, Reinsurer will transfer to Ceding Company cash or admitted invested assets having a fair market value equal to the statutory reserve credit taken by Ceding Company in connection with the liability being recaptured.

        Section 2.7    Increases in Face Amount.    (a) If the face amount of an Insurance Policy reinsured under this Agreement increases and the increase is subject to new underwriting evidence, then

  (i)
  if the original Insurance Policy was reinsured on an automatic basis, the provisions of Section 2.1, "Automatic Reinsurance," shall apply to the increase in reinsurance;

  (ii)
  if the original Insurance Policy was reinsured on a facultative basis, the provisions of Section 2.2, "Facultative Reinsurance," shall apply to the increase in reinsurance; and

  (iii)
  the rates and allowances applicable to such increase will be the same as for a newly issued Insurance Policy.

        (b)  If, upon the exercise of a Guaranteed Insurability Rider attached to an Insurance Policy reinsured under this Agreement, the face amount of the Insurance Policy increases or a new Insurance Policy is issued providing additional coverage to the insured and the increase or new Insurance Policy is not subject to new underwriting evidence ("exercise of GIR"), then the Reinsurer shall accept automatically the increase in reinsurance or new Insurance Policy providing increased coverage, up to the amount of the Reinsurer's automatic binding limit in effect as of the date of issue of the original Insurance Policy. Reinsurance of face amount increases or new Insurance Policy issues resulting from the exercise of GIR shall be made in accordance with the provisions set forth in Exhibit G, "Guaranteed Insurability Rider."

        Section 2.8    Reductions and Terminations.    (a) Except as set forth in Exhibit H, "Terminal Illness Accelerated Death Benefit Addendum," in the event of the reduction, lapse, or termination of an Insurance Policy reinsured under this Agreement, Ceding Company will reduce or terminate reinsurance on that life. The reinsured amount on the life with all reinsurers will be reduced, effective on the same date, by the amount required such that the Ceding Company maintains its Retention Limit as of the Insurance Policy's issue date or, if the applicable Retention Limit was increased subsequent to the issue date, the recapture date.

        (b)  The reinsurance reduction will apply first to the Insurance Policy being reduced and then, on a chronological basis, to other reinsured Insurance Policies on the same life, beginning with the oldest Insurance Policy. If a fully retained Insurance Policy on a life that is reinsured under this Agreement is terminated or reduced, the Ceding Company will reduce the existing reinsurance on that life such that the Ceding Company maintains its Retention Limit as of the Insurance Policy's issue date or (if the applicable Retention Limit was increased subsequent to the issue date) the recapture date, with the reinsurance on the oldest Insurance Policy being reduced first. If the amount of reduction exceeds the reinsured amount, the reinsurance on the Insurance Policy will be terminated.

        (c)  Following the reduction, lapse or termination of an Insurance Policy, Reinsurer will refund any unearned reinsurance premiums net of allowances. However, the reinsured portion of any Insurance Policy fee will be deemed earned for a policy year if the Insurance Policy is reinsured during any portion of that policy year.

        Section 2.9    Reinstatements.    (a) If any Insurance Policy reinsured on an automatic basis lapses due to nonpayment of premium and is reinstated, the reinsurance coverage provided by Reinsurer will be reinstated automatically.

        (b)  If any Insurance Policy reinsured on a facultative basis lapses due to nonpayment of premium and is reinstated, without evidence of insurability, then the reinsurance coverage provided by Reinsurer will be reinstated automatically.

        (c)  If any Insurance Policy reinsured on a facultative basis lapses due to nonpayment of premium and is reinstated, based on evidence of insurability, then reinstatement of the reinsurance coverage provided by Reinsurer will be subject to the facultative reinsurance procedures set forth in Section 2.2 and Exhibit B.

        (d)  Upon reinstatement of reinsurance coverage, Ceding Company will pay Reinsurer all reinsurance premium in arrears that is attributable to the reinstated Insurance Policy.

        Section 2.10    Exchanges and Replacements.    An Insurance Policy resulting from an internal exchange or replacement of an Insurance Policy will be underwritten by the Ceding Company in accordance with its underwriting guidelines, standards and procedures for exchanges and replacements. The Insurance Policy resulting from the internal exchange or replacement will be treated as a newly issued Insurance Policy for purposes of this Agreement, if (i) the Ceding Company has obtained complete and current underwriting evidence on the full amount of the Insurance Policy's benefits, (ii) full, normal commissions are paid in connection with the Insurance Policy, and (iii) the Insurance Policy's suicide and contestable provisions apply as if the Insurance Policy were newly issued. If the Insurance Policy resulting from the internal exchange or replacement is not treated as a newly issued Insurance Policy for purposes of this Agreement, reinsurance of the Insurance Policy will continue with reinsurance premium rates and allowances based on the original issue age, underwriting class and duration since the issuance of the original Insurance Policy. The Reinsurer's approval to exchange or replace an Insurance Policy will be required if the original Insurance Policy was reinsured on a facultative basis.

        Section 2.11    Terminal Illness Accelerated Death Benefit.    In the case of an accelerated death benefit claim, Reinsurer will pay its proportionate share of such claim in accordance with the provisions of Exhibit H, "Terminal Illness Accelerated Death Benefit Addendum."

        Section 2.12    Limitation of Liability.    The Parties agree that no rights or legal duties shall arise, by virtue of the reinsurance provided under this Agreement, between Reinsurer and any insured, policyholder, beneficiary, agent or assignee of the foregoing. Reinsurer's sole liability is that provided under the terms of this Agreement.

Article III
Policy Administration and Related Matters

        Section 3.1    Responsibility.    Ceding Company shall administer the Insurance Policies in accordance with the terms of the Insurance Policies, applicable law and Ceding Company's standard administrative procedures. Reinsurer will accept Ceding Company's good faith claims handling decisions. Except as set forth in Section 3.2, Ceding Company will pay all expenses incurred in administering the Insurance Policies.

        Section 3.2    Notice of Certain Claims.    (a) Ceding Company will notify Reinsurer in writing if Ceding Company intends to pay any death benefit in excess of $1,000,000 on an Insurance Policy that had been in force less than two years at the insured's time of death. At Reinsurer's request, Ceding Company will provide Reinsurer an opportunity to review the claim file (except as to contents that are covered by the attorney-client privilege). Within 5 business days after receiving the notice (or, if requested, the claim file), Reinsurer will inform Ceding Company in writing if it believes that the claim should be contested, compromised or litigated. Ceding Company will consider Reinsurer's views when deciding whether to contest, compromise or litigate the claim, but will retain full authority over the decision.

        (b)  Ceding Company will notify Reinsurer in writing if Ceding Company intends to contest, compromise or litigate any claim that is reinsured under this Agreement. At Reinsurer's request, Ceding Company will provide Reinsurer an opportunity to review the claim file (except as to contents that are covered by the attorney-client privilege). Within 5 business days after receiving the notice (or, if requested, the claim file), Reinsurer will (i) inform Ceding Company in writing as to whether Reinsurer will participate in the contest, compromise or litigation, and (ii) if Reinsurer elects not to participate, pay Ceding Company the reinsured amount of the claim. Reinsurer's payment of the reinsured amount in accordance with this section will discharge its obligations in full with respect to the affected claim.

        (c)  If Reinsurer participates in the contest, compromise or litigation of a claim, then (i) Reinsurer will pay its share of all costs incurred in connection with the contest, compromise or litigation (including investigation expenses, legal fees, court costs and interest charges), other than compensation paid to Ceding Company's officers and employees, in proportion to its share of the risk on the contested claim; (ii) Reinsurer will share in the total amount of any reduction in liability in proportion to its share of the risk on the contested claim; and (iii) Reinsurer will pay its share of any extra-contractual liabilities, punitive damages or regulatory fines to the extent they are attributable to Ceding Company's denial or contest of the claim, in proportion to Reinsurer's share of the risk on the contested claim.

        Section 3.3    Reporting and Payments.    Ceding Company shall provide Reinsurer with the reports described in Exhibit E on a monthly basis. If a report shows a balance due to Reinsurer, Ceding Company shall pay the amount of such balance to Reinsurer at the time of furnishing the report. If the report shows a balance due to Ceding Company, Reinsurer shall pay the amount of such balance to Ceding Company within 60 days after receipt of the report. All payments shall be made in cash (United States legal tender) or its equivalent.

        Section 3.4    Inspection of Records.    Either Party and its employees and authorized representatives may audit, examine and copy (at the Party's own expense), during regular business hours, at the home office of the other Party, any and all books, records, statements, correspondence, reports, other documents and trust accounts that relate to the Insurance Policies or this Agreement, upon giving at least 5 business days' prior notice to the other Party. The other Party shall (a) provide a reasonable work space for such audit, examination or copying, (b) cooperate fully and faithfully, and (c) disclose the existence of and produce any and all materials reasonably requested to be produced.

        Section 3.5    Errors and Omissions.    If any delay, omission, error or failure to pay amounts due or to perform any other act required by this Agreement is unintentional and caused by misunderstanding or oversight, the Parties will adjust the situation to what it would have been had the misunderstanding or oversight not occurred, and the reinsurance provided hereunder will not be invalidated. If such misunderstanding or oversight is not capable of being resolved by the Parties, it shall be submitted to arbitration in accordance with Section 10.2 (or to such other dispute resolution procedure as may be mutually selected by the Parties).

        Section 3.6

        [Alternative 1, to be used if Reinsurer domiciled in the U.S.]

        DAC Tax Election.    If the Insurance Policies reinsured hereunder include for U.S. Federal income tax purposes "Specified Insurance Contracts" as described in Section 848 of the Internal Revenue Code or the Final Income Tax Regulations thereunder, the Parties shall make the election provided in Section 1.848-2(g)(8) of the Final Income Tax Regulations issued December 28, 1992 under Section 848 of the Internal Revenue Code of 1986, as amended. The specifics on this election are set forth in Exhibit F.

        [Alternative 2, to be used if Reinsurer is not domiciled in the U.S.]

        Excise Tax Reimbursement.    Reinsurer shall reimburse Ceding Company in full for any federal excise tax paid by Ceding Company under §4371 of the Internal Revenue Code of 1986, as amended, in connection with this Agreement.

        Section 3.7    Misrepresentation or Suicide.    If Ceding Company returns premium to the owner or beneficiary of an Insurance Policy as a result of misrepresentation or suicide of the insured, Reinsurer will refund net reinsurance premiums received on that Insurance Policy without interest to the Ceding Company in lieu of any other form of reinsurance benefit payable under this Agreement.

        Section 3.8    Misstatement of Age or Sex.    In the event of a change in the amount of Ceding Company's liability on an Insurance Policy due to a misstatement of age or sex, Reinsurer's liability will change proportionately. The face amount of the Insurance Policy will be adjusted from the inception of the Insurance Policy, and any difference will be settled without interest.

Article IV
Credit for Reinsurance

        Ceding Company shall establish and maintain proper reserves for the Insurance Policies (i) in accordance with the statutory accounting principles and practices prescribed or permitted by Ceding Company's domiciliary insurance regulator, (ii) based on the Ceding Company's X factors (if applicable), and (iii) without regard for any additional or conflicting reserve requirements that may be applicable to Reinsurer. Reinsurer shall take such steps as may be required for Ceding Company to receive full credit on Ceding Company's statutory financial statements for the reinsurance ceded under this Agreement in all jurisdictions in which Ceding Company is licensed to do insurance business. At Ceding Company's request, Reinsurer will provide Ceding Company with a letter, satisfactory to Ceding

Company, that verifies that the amount of reserves held by Reinsurer for business reinsured under this Agreement mirrors the reserve credit taken by Ceding Company for the same business.

Article V
Regulatory Requirements and Related Matters

        Section 5.1    Cooperation.    The Parties shall cooperate with each other in complying with regulatory requirements and responding to regulatory inquiries associated with the Insurance Policies or this Agreement.

        Section 5.2    Insolvency of Ceding Company.    Reinsurance provided under this Agreement shall be payable by Reinsurer on the basis of Ceding Company's liability under the Insurance Policies without diminution because of the insolvency of Ceding Company. Reinsurer shall pay its share of Ceding Company's liability directly to Ceding Company or its liquidator, receiver, or statutory successor. The liquidator, receiver, or statutory successor shall give written notice to Reinsurer of the pendency of a claim against Ceding Company involving an Insurance Policy reinsured under this Agreement within a reasonable time after such claim is filed in the insolvency proceeding. During the pendency of such claim, Reinsurer may investigate the claim and interpose, at its own expense, in the proceeding where the claim is to be adjudicated, any defense or defenses which it may deem available to Ceding Company or Ceding Company's liquidator, receiver, or statutory successor. Any expense Reinsurer thus incurs shall be chargeable, subject to court approval, to Ceding Company as part of the expense of liquidation to the extent of the proportionate share of the benefit which may accrue to Ceding Company solely from the defense undertaken by Reinsurer. In the event two or more assuming reinsurers are involved in the same claim and a majority in interest elect to interpose a defense to such claim, the expense shall be apportioned in accordance with the terms of this Agreement as though such expenses had been incurred by Ceding Company.

        Section 5.3    Downgrade or Insolvency of Reinsurer.    (a) Ceding Company shall have the rights set forth in this Section if (i) any petition for winding-up, liquidation, rehabilitation or supervision is filed by or against Reinsurer; or (ii) Reinsurer's A.M. Best rating drops below "B+" (each a "Triggering Event"). Upon the occurrence of any Triggering Event, Reinsurer will promptly notify the Ceding Company. At any time during the period beginning on the date such Triggering Event occurred and ending on the date that is 30 days after receipt of such notice, the Ceding Company may at its own option and upon written notice to Reinsurer or Reinsurer's liquidator, receiver or statutory successor, discontinue ceding any new business to Reinsurer (with no obligation to pay premiums with respect to any such new business), effective as of the Termination Date (as defined in subsection (c) below).

        (b)  In addition, at any time after the occurrence of a Triggering Event, the Ceding Company may at its option and upon written notice to Reinsurer or Reinsurer's liquidator, receiver or statutory successor request Reinsurer to transfer the reinsurance effected under this Agreement to another reinsurer, by assignment of this Agreement or otherwise, and Reinsurer shall use its reasonable best efforts to make such transfer. Such transfer shall be subject to the Ceding Company's approval of the reinsurer and of the terms and conditions of such transfer, which approvals shall not be unreasonably withheld, it being agreed and understood that (i) a reinsurer with an A.M. Best rating of "A" or better shall be deemed acceptable to the Ceding Company, and (ii) a transfer by assignment of this Agreement (and all amendments thereto) without modification of the substantive terms thereof shall be deemed acceptable to the Ceding Company.

        (c)  If the Ceding Company does not request Reinsurer to make a transfer under subsection (b) above, or if Reinsurer is unable to effect such a transfer within a reasonable period (which period shall be 30 days unless the parties agree otherwise), the Ceding Company may, at its option, either (i) require Reinsurer to place in trust, as soon as practicable, admitted invested assets having a fair market value equal to the statutory reserve credit taken by Ceding Company in connection with this

Agreement, or (ii) immediately terminate this Agreement, upon which termination all risk ceded to Reinsurer under this Agreement shall be immediately recaptured by the Ceding Company without penalty and without regard for any recapture period limitation, the Ceding Company shall be under no further obligation to Reinsurer or Reinsurer's liquidator, receiver or statutory successor, and no further reinsurance shall be ceded to Reinsurer. Upon such recapture, Reinsurer will transfer to Ceding Company cash or admitted invested assets having a fair market value equal to the statutory reserve credit taken by Ceding Company in connection with the liability being recaptured. If the Ceding Company elects to exercise its option to terminate this Agreement, such termination shall be effective as of the earliest of the following dates (which date is referred to as the "Termination Date"):

  i.
  the date on which a petition for winding-up, liquidation, rehabilitation, supervision, or any other such petition is filed; or

  ii.
  the date on which Reinsurer's insolvency has been established; or

  iii.
  the date on which Reinsurer's A.M. Best rating drops below "B+."

Any undisputed debts or credits arising from this Agreement, in favor or against either the Ceding Company or Reinsurer, which are in existence at the Termination Date, shall be deemed mutual debts or credits and shall be offset to applicable law.

        (d)  If Reinsurer places assets in a trust as described in subsection (c) above, then (i) the trust shall provide the Ceding Company with security for the payment of all liabilities assumed by Reinsurer under this Agreement, (ii) at all times no less than 70% of the assets will be cash, cash equivalents or publicly traded bonds, with the remainder of the assets being fully-performing mortgage loans and mortgage-backed securities, (iii) the trustee will be a banking institution selected by Reinsurer and reasonably acceptable to the Ceding Company, (iv) the rights and duties of the Ceding Company and Reinsurer shall be determined by the terms of the trust agreement (which shall be reasonably acceptable to the Ceding Company) and the insurance laws and regulations of the state of Tennessee, and (v) Reinsurer will bear all costs related to the trust.

Article VI
Representations and Warranties of Ceding Company

        Ceding Company makes the following representations and warranties, all as of the date this Agreement is executed:

        Section 6.1    Organization and Standing of Ceding Company.    Ceding Company is a corporation duly organized and validly existing under the laws of the State of                        .

        Section 6.2    Authorization.    Ceding Company has all requisite power and authority to enter into this Agreement, and to perform its obligations hereunder subject to the receipt of any necessary regulatory approval or non-disapproval. The execution and delivery by Ceding Company of this Agreement, and the performance by Ceding Company of its obligations hereunder have been duly authorized and are valid and binding obligations of Ceding Company, enforceable against it in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting creditors' rights generally or by the principles governing the availability of equitable remedies.

        Section 6.3    No Conflict or Violation.    The execution, delivery and performance of this Agreement will not (a) violate any provision of the Articles of Incorporation, By-laws or other charter or organizational document of Ceding Company; (b) violate, conflict with or result in the breach of any of the terms of, result in any modification of, give any counterparty the right to terminate, or constitute a default under, any contract or other agreement to which Ceding Company is a party; (c) violate any order, judgment or decree applicable to Ceding Company; or (d) subject to the receipt of any necessary regulatory approval or non-disapproval, violate any statute, law or regulation of any jurisdiction applicable to Ceding Company.

Article VII
Representations and Warranties of Reinsurer

        Reinsurer makes the following representations and warranties, all as of the date this Agreement is executed:

        Section 7.1    Organization and Standing of Reinsurer.    Reinsurer is a corporation duly organized and validly existing under the laws of the State of                        and properly licensed to engage in the insurance business in the State of                        [insert Ceding Company's state of domicile]. Reinsurer is not a "foreign insurer or reinsurer" within the meaning of § 4372 of the Internal Revenue Code of 1986, as amended.

        Section 7.2    Authorization.    Reinsurer has all requisite power and authority to enter into this Agreement, and to perform its obligations hereunder subject to the receipt of any necessary regulatory approval or non-disapproval. The execution and delivery by Reinsurer of this Agreement, and the performance by Reinsurer of its obligations hereunder have been duly authorized and are valid and binding obligations of Reinsurer, enforceable against it in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting creditors' rights generally or by the principles governing the availability of equitable remedies.

        Section 7.3    No Conflict or Violation.    The execution, delivery and performance of this Agreement will not (a) violate any provision of the Articles of Incorporation, By-laws or other charter or organizational document of Reinsurer; (b) violate, conflict with or result in the breach of any of the terms of, result in any modification of, give any counterparty the right to terminate, or constitute a default under, any contract or other agreement to which Reinsurer is a party; (c) violate any order, judgment or decree applicable to Reinsurer; or (d) subject to the receipt of any necessary regulatory approval or non-disapproval, violate any statute, law or regulation of any jurisdiction applicable to Reinsurer.

Article VIII
Indemnification

        Section 8.1    Indemnification by Ceding Company.    Ceding Company hereby indemnifies and holds Reinsurer harmless from and against all loss, damage, cost and expense of any nature, including legal, accounting and other professional fees, arising from (a) any liability relating to the Insurance Policies that is not reinsured by Reinsurer under this Agreement, (b) any breach of this Agreement by Ceding Company, (c) any inaccuracy or falsity of a representation or warranty made by Ceding Company under this Agreement or (d) except as set forth in Section 3.2, any extra-contractual liability, fines or penalties relating to Ceding Company's marketing, underwriting, issuance or administration of the Insurance Policies.

        Section 8.2    Indemnification by Reinsurer.    Reinsurer hereby indemnifies and holds Ceding Company harmless from and against all loss, damage, cost and expense of any nature, including legal, accounting and other professional fees, arising from (a) any liability relating to the Insurance Policies that is reinsured by Reinsurer under this Agreement, (b) any breach of this Agreement by Reinsurer or (c) any inaccuracy or falsity of a representation or warranty made by Reinsurer under this Agreement.

        Section 8.3    Notice of Potential Liability.    Promptly after receipt by an indemnified party hereunder of notice of any demand, claim or circumstances which, with or without the lapse of time, would give rise to a claim or the commencement (or threatened commencement) of any action, proceeding or investigation that may result in an indemnified liability, the indemnified party shall give notice of the potential liability to the indemnifying party. The notice shall (a) describe the potential liability in reasonable detail, (b) indicate the amount (estimated, if necessary) of the loss that has been or may be suffered by the indemnified party and (c) include a statement as to the basis for the indemnification sought. Failure to provide notice in a timely manner shall not be deemed a waiver of the indemnified party's right to indemnification except to the extent that such failure prejudices the defense of the claim by the indemnifying party.

        Section 8.4    Opportunity to Defend.    The indemnifying party may elect to defend, at its own expense and by its own counsel, any potential liability covered by this Article; provided, however, that the indemnifying party may not compromise or settle any such liability without the consent of the indemnified party (which consent shall not be unreasonably withheld or delayed). If the indemnifying party elects to defend the potential liability, it shall within 30 days from receipt of the notice required by Section 8.3 notify the indemnified party of its intent to do so, and the indemnified party shall cooperate in the defense at its own expense.

Article IX
Termination and Recapture

        Section 9.1    Termination by Ceding Company.    Ceding Company may terminate this Agreement:

          (a)  In accordance with Section 5.3;

          (b)  Upon giving 30 days' prior written notice to Reinsurer for any breach by Reinsurer of its obligations or representations under this Agreement, if the breach is not cured during such period; and

          (c)  Upon giving 90 days' prior written notice to Reinsurer, without cause.

        Section 9.2    Termination by Reinsurer.    Reinsurer may terminate this Agreement:

          (a)  Upon giving 30 days' prior written notice to Ceding Company for any breach by Ceding Company of its obligations or representations under this Agreement, if the breach is not cured during such period; and

          (b)  Upon giving 90 days' prior written notice to Ceding Company, without cause.

        Section 9.3    Effect of Termination.    Except as set forth in Section 9.4, all liabilities ceded under this Agreement with respect to Insurance Policies issued prior to the effective date of this Agreement's termination and all duties of the Parties in connection with those liabilities shall continue to the same extent and in the same manner as if this Agreement had not been terminated. No liabilities will be ceded under this Agreement with respect to Insurance Policies issued on or after the effective date of the termination of this Agreement.

        Section 9.4    Recapture upon Termination.    In addition to the recapture rights specified in Section 5.3, Ceding Company, at its sole option, may recapture any or all of the liability ceded to Reinsurer under this Agreement without penalty and without regard for any recapture period limitation if this Agreement is terminated pursuant to Section 9.1(b). If Ceding Company exercises its option to recapture risks under this Section, (a) Ceding Company shall give Reinsurer written notice of its intent to recapture, (b) within 30 days of receiving such notice, Reinsurer shall pay to Ceding Company cash or admitted invested assets having a fair market value equal to the statutory reserve credit taken by Ceding Company in connection with the liability being recaptured, and (c) Reinsurer's liability under this Agreement in connection with the recaptured risks will terminate on the date of such payment.

Article X
Miscellaneous Provisions

        Section 10.1    Amendments and Assignability.    This Agreement may not be altered, modified, or in any way amended except by a written instrument duly executed by the proper officers of both Parties to this Agreement. Subject to Section 5.3(b), this Agreement may not be assigned by either Party unless such assignment is agreed to in writing by the Parties.

        Section 10.2    Arbitration    (a) All disputes or differences between the Parties arising under or relating to this Agreement upon which an amicable understanding cannot be reached shall be decided by arbitration pursuant to the terms of this Section. Except as otherwise provided in this Agreement, the arbitration proceeding shall be conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association in effect at the time of the dispute.

        (b)  The court of arbitration provided for herein shall place a liberal construction upon this Agreement in light of the prevailing customs and practices for reinsurance in the life and health insurance industry.

        (c)  The court of arbitrators shall consist of three arbitrators who must be officers or retired officers of life and health insurance or reinsurance companies (other than the Parties to this Agreement, their affiliates or any reinsurer or retrocessionaire having an interest in the business covered by this Agreement) familiar with the reinsurance business. Each arbitration under this Agreement shall be held in Birmingham, Alabama.

        (d)  Within 30 days of written demand of any Party to arbitrate any dispute, Ceding Company and Reinsurer shall each appoint an arbitrator and notify the other Party of the name and address of their arbitrator. The two arbitrators so appointed shall thereupon select a third arbitrator. If either Party shall fail to appoint an arbitrator as herein provided, or should the two arbitrators so named fail to select a third arbitrator within 30 days of their appointment, then in either event, either Party may request the American Arbitration Association to appoint the third arbitrator. The three arbitrators so selected shall constitute the court of arbitrators.

        (e)  A decision of a majority of said court shall be final and binding and there shall be no appeal therefrom. The court shall not be bound by legal rules of procedure and may receive evidence in such a way as to do justice between the Parties. The court shall enter an award which shall do justice between the Parties and the award shall be supported by written opinion.

        (f)    The cost of arbitration, including the fees of the arbitrators, shall be borne equally by the Parties unless the court of arbitrators shall decide otherwise.

        (g)  Either Party may seek to enforce an arbitration award in the State of Alabama, in State or Federal court. Toward that end, Ceding Company and Reinsurer agree to submit to the non-exclusive jurisdiction of such courts and waive any objection which they may have to the laying of venue of any such proceeding brought in such courts and any claim that such proceeding was brought in an inconvenient forum. In addition, Ceding Company and Reinsurer hereby consent to service of process out of such courts at the addresses set forth in Section 10.10.

        Section 10.3    Confidentiality.    The Parties will comply with all applicable state and federal privacy laws and requirements. In addition, each Party (a) will keep the business, Insurance Policy and other records of the other Party confidential, (b) will not disclose or reveal such records to anyone, and (c) will not use the records for any purpose whatsoever, other than performing its responsibilities under this Agreement, unless (d) the Party is legally required to disclose or reveal the information contained in such records. In that event, the information shall be disclosed only to the extent legally required and only after giving 10 days' prior notice to the other Party.

        Section 10.4    Counterparts.    This Agreement may be executed and delivered in separate counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

        Section 10.5    Entire Agreement.    This Agreement represents the entire understanding between the Parties concerning the subject matter contained herein and supersedes all other agreements between the Parties, oral or written, respecting the subject matter hereof. This Agreement shall be binding on the Parties, their permitted assigns, delegees and successors (including, without limitation, any liquidator, rehabilitator, receiver or conservator of a Party).

        Section 10.6    Exhibits and Schedules.    All exhibits and schedules to this Agreement are attached hereto and are incorporated herein by reference.

        Section 10.7    Governing Law.    This Agreement shall be construed in accordance with the laws of the State of                         [insert Ceding Company's state of domicile] without giving effect to the principles of conflicts of law thereof.

        Section 10.8    Headings.    The headings in this Agreement are inserted for convenience and identification purposes only and are not intended to describe, interpret, define, or limit the scope, the extent or intent of this Agreement nor any provision hereof.

        Section 10.9    Interest.    Any amount due and unpaid under this Agreement shall accrue interest at a rate calculated in accordance with this Section. Interest shall be calculated from the day following the date the payment is due and payable to the day such payment is mailed, regardless of any intervening holidays or weekends. The rate of interest charged each month shall be the lesser of (a) the 30 Day London Interbank Offering Rate (LIBOR) as published in the Money Rate Section (or any successor section) of the Wall Street Journal on the first business day following the date the payment is due and payable, or (ii) the maximum rate allowed by law in the Ceding Company's state of domicile.

        Section 10.10    Notices.    Any notice or request required or permitted to be given under this Agreement shall be in writing and shall be deemed to be properly given, made and received on the date it is personally delivered to the Party to whom it is given, or is received by overnight delivery or telefacsimile (followed by telephone confirmation with the intended recipient) by the Party to whom it is given, and is directed to the Party at the address shown below unless such address is changed by prior written notice delivered in accordance with this Section.

Ceding Company:	Protective Life Insurance Company 2801 Highway 280 South P.O. Box 2606 Birmingham, Alabama 35202 Attn: President
With Copy To:	Protective Life Insurance Company 2801 Highway 280 South P.O. Box 2606 Birmingham, Alabama 35202 Attn: General Counsel
Reinsurer:

Attn: President

        Section 10.11    Offset.    Any debts or credits, matured or unmatured, liquidated or unliquidated, regardless of when they arose or were incurred, in favor of or against either the Ceding Company or the Reinsurer with respect to this Agreement or any other agreement between the Parties are deemed mutual debts or credits, as the case may be, and shall be set off, and only the balance shall be allowed or paid.

        Section 10.12    Other Instruments.    Ceding Company and Reinsurer shall promptly execute and deliver all additional instruments and shall promptly take all reasonable actions in order to carry out the purposes of this Agreement.

        Section 10.13    Press Releases.    Ceding Company and Reinsurer shall mutually agree on any initial press release announcing the transactions contemplated by this Agreement.

        Section 10.14    Severability.    If any term or provision under this Agreement shall be held or made invalid, illegal or unenforceable by a court decision, statute, rule or otherwise, such term or provision shall be amended to the extent necessary to conform with the law, and all of the other terms and provisions of this Agreement shall remain in full force and effect. If the term or provision held to be invalid, illegal or unenforceable is also held to be a material part of this Agreement, such that the Party in whose favor the material term or provision was stipulated herein would not have entered into this Agreement without such term or provision, then the Party in whose favor the material term or provision was stipulated shall have the right, upon such holding, to terminate this Agreement.

        Section 10.15    Third Party Beneficiaries.    Nothing contained in this Agreement, express or implied, is intended to confer any rights or remedies on any person other than the Parties. In addition, nothing in this Agreement is intended to relieve or discharge the obligation or liability of any third party to any party to this Agreement.

        Section 10.16    Waiver of Breach.    Neither the failure nor any delay on the part of Ceding Company or Reinsurer to exercise any right, remedy, power, or privilege under this Agreement shall operate as a waiver thereof. No single or partial exercise of any right, remedy, power or privilege shall preclude the further exercise of that right, remedy, power or privilege or the exercise of any other right, remedy, power or privilege. No waiver of any right, remedy, power or privilege with respect to any occurrence shall be construed as a waiver of that right, remedy, power or privilege with respect to any other occurrence. No waiver shall be effective unless it is in writing and signed by the Party granting the waiver.

        IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their respective duly authorized officers.

PROTECTIVE LIFE INSURANCE COMPANY
Date:	By:

Title:

Attest:

Date:	By:

Title:

Attest:

EXHIBIT A

Description of Insurance Policies and Key Terms

A.01	Type of Business:
A.02	Insurance Policies to be Reinsured:
A.03	Basis of Reinsurance and Reinsurer's Share:
A.04	Ceding Company's Retention:
A.05	Maximum Pool Automatic Binding Limits (exclusive of retention):
A.06	Jumbo Limits:
A.07	Minimum Cession Amounts:
For Initial Automatic Cessions: $___________
For Initial Facultative Cessions: $___________
For Subsequent Cessions: $___________
A.08	Number of Years Until Recapture Eligibility:
A.09	Premium Tax Reimbursement:

Plan Name/Description	Insurance Policy Forms	Plan Codes	Applicable Addenda

EXHIBIT B

Facultative Reinsurance Procedures

EXHIBIT C

Reinsurance Premiums

C.01	Gross Standard Reinsurance Premium Rates:
C.02	Gross Substandard Reinsurance Premium Rates:
C.03	Gross Temporary and Permanent Flat Extra Reinsurance Premium Rates:
C.04	Net Reinsurance Premium Rates to be Paid by Ceding Company:
C.05	Guaranteed Insurability Rider Rates: See Exhibit G attached to the Agreement.
C.06	Gross Disability Benefit Rider:
C.07	Policy Fee:

EXHIBIT D

Reinsurance Allowances

D.01	Reinsurance Allowances Applicable to the Gross Standard and Substandard Table Extra Reinsurance Premiums for the Insurance Policies and for the Disability Benefit Rider:
D.02	Reinsurance Allowances Applicable to the Gross Temporary and Permanent Flat Extra Reinsurance Premiums:
D.03	Guaranteed Insurability Rider Allowances: See Exhibit G attached to the Agreement.
D.04	Policy Fee Allowance:

EXHIBIT E

Reports

EXHIBIT F

DAC Tax Election

EXHIBIT G

Guaranteed Insurability Rider

EXHIBIT H

Terminal Illness Accelerated Death Benefit Addendum

QuickLinks

YEARLY RENEWABLE TERM REINSURANCE AGREEMENT
EXHIBIT A Description of Insurance Policies and Key Terms
EXHIBIT B Facultative Reinsurance Procedures
EXHIBIT C Reinsurance Premiums
EXHIBIT D Reinsurance Allowances
EXHIBIT E Reports
EXHIBIT F DAC Tax Election
EXHIBIT G Guaranteed Insurability Rider
EXHIBIT H Terminal Illness Accelerated Death Benefit Addendum